Exhibit 12.1

VWR FUNDING, INC.

Computation of Earnings to Fixed Charges

(Dollars in millions)

	Prior Predecessor			Predecessor					Successor
			Twelve Months Ended December 31, 2004				Nine	Nine Months Ended September 30, 2007
	Year Ended December 31,		January 1 to April 6,	April 7 to December 31,	Year Ended December 31,		Months Ended September 30,	January 1 to June 29,	June 30 to September 30,
	2002	2003	2006	2004	2005	2006	2006	2007	2007
Income (loss) before income taxes and cumulative effect of a change in accounting principle and equity method earnings	$73.5	$110.7	$35.7	$53.7	$42.4	$78.6	$63.6	$(34.4)	$(54.6)
Add: Equity method earnings	0.5	0.6	0.1	0.4	0.5	0.5	0.4	0.5	—
Add: Fixed charges	52.4	35.9	8.8	61.0	117.8	127.5	94.7	107.4	69.2

Earnings as defined	126.4	147.2	44.6	115.1	160.7	206.6	158.7	73.5	14.6

Fixed Charges
Interest Expense	41.8	26.1	5.8	52.7	106.7	117.1	86.9	101.8	66.2
One-third rental expense	10.6	9.8	3.0	8.3	11.1	10.4	7.8	5.6	3.0

Total Fixed Charges	$52.4	$35.9	$8.8	$61.0	$117.8	$127.5	$94.7	$107.4	$69.2

Ratio of Earnings to Fixed Charges	2.4	4.1	5.1	1.9	1.4	1.6	1.7	—	—